Immunome, Inc.

665 Stockton Drive, Suite 300

Exton, Pennsylvania 19341

Via EDGAR	May 28, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Chris Edwards

Re:          Immunome, Inc.

Registration Statement on Form S-1

File No.  333-256018

Acceleration Request

Dear Mr. Edwards,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Immunome, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-256018), so that it may become effective at 5:00 p.m. (New York City time) on Tuesday, June 1, 2021, or as soon thereafter as practicable.

Please call Daniel A. Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding the Registration Statement.

Very truly yours,

Immunome, Inc.

/s/ Purnanand D. Sarma, Ph.D.
By: Purnanand D. Sarma, Ph.D.
Its: President and Chief Executive Officer

cc:      Sandra G. Stoneman, Chief Legal Officer and General Counsel, Immunome, Inc.

    Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.